July 10-13, 2017 Company Overview A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the Canadian provinces (other than Quebec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.   This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Exhibit 99.3

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. There are certain risk factors that should be carefully reviewed by prospective purchasers. See "Risk Factors" in the final base shelf prospectus relating to these securities. You should read the final base shelf prospectus and any prospectus supplement before you invest in any securities. This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (the "MJDS"), to prepare the final base shelf prospectus and any prospectus supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. Prospective investors should be aware that the acquisition of Westport securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the final base shelf prospectus or in any applicable prospectus supplement with respect to a particular offering of securities. The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Alberta, Canada, that some or all of our officers and directors are residents of Canada, that some or all of the underwriters or experts named in the final base shelf prospectus and any prospectus supplement are residents of Canada, and that all or a substantial portion of our assets and the assets of such persons are located outside the United States. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. The information in this presentation should be kept strictly confidential until such time as it is publicly disclosed. This presentation may not be copied, reproduced or distributed. Cautionary Note Risk Factors

Offering Summary Issuer Westport Fuel Systems Inc. Symbol / Exchange WPRT / NASDAQ GS Offering Type Registered Common Stock (100% Primary) Offering Size $25 million Over-Allotment Option 15% Management Participation Yes Marketing July 10th – July 13th Expected Pricing July 14th (pre-market open) Use of Proceeds Debt repayment and general corporate purposes Sole Bookrunner Oppenheimer & Co.

Westport and Fuel Systems merged in June 2016, bringing together two industry leaders Nancy Gougarty appointed CEO in July 2016 Global management team with extensive industry experience Driving innovation to power a cleaner tomorrow The premier global company for the engineering, manufacturing and supply of alternative fuel systems and components. Transformative Actions Set Company on a Sustainable Path Forward Focusing on core business Sold Industrial Business for $87.5 million in early 2017 Westport™ HPDI 2.0 commercialization Expected to be Adjusted EBITDA positive in early 2018

CEO since July 2016 COO from July 2013 to July 2016 Focus on transforming the company into a profitable and sustainable organization Extensive tenure at TRW and General Motors 30+ years of automotive expertise including roles in application engineering, finance, operations, sales and engineering Nancy Gougarty Chief Executive Officer New Leadership Driving Change Across the Company

SEGMENTS 1. Adjusted EBITDA is a non-GAAP number Automotive Systems and components for Passenger cars, Commercial vehicles, Trucks Electronics and High Pressure components CNG Refueling OEM & Aftermarket Corporate & Technology Advanced Engineering GDI / PFI technology HPDI (High Pressure Direct Injection engine technology) HESI (High Efficiency Spark Ignited engine technology) Cryogenics (Fuel Storage and delivery solutions) Q1 revenues of $56.4M, 6.4% AEBITDA1 margin 2017 revenue range expected to be $200-$230M Target 7-10% AEBITDA margins in 2018 and beyond Cummins Westport JV 50% ownership of Cummins Westport Inc. (“CWI”) Medium to Heavy-Duty engine markets (trucks, buses, refuse trucks & tractors) Continued strength in bus and refuse markets New ultra-low emissions engine lineup for 2018 Westport has received $33.9M in cash dividends from CWI over the last three years HPDI 2.0 commercial launch in second half of 2017 R&D spend expected to decline in 2018 New development programs expected to be funded by 3rd parties

Market leadership Broad Range of Brands and Products for Diverse Applications Breadth of Reach Medium-Duty Heavy-Duty Passenger Car & Light Truck Refueling Electronics High Horsepower Brand Equity in Alternative Fuel Space

Automotive

Market leader for alternative fuel systems and components Serves customers in 70+ countries with leading brands Vertically integrated solutions (OEM, DOEM1) and aftermarket kits Propane (LPG), natural gas (CNG & RNG), and hydrogen solutions create fuel cost savings and reduced emissions Automotive Segment Complete Product Lines for Various Fuels and Markets Delayed OEM (“DOEM”) refers to vehicles up-fitted with components and systems after coming off the OEM’s assembly lines but before the vehicle reaches the dealer or end customers Global Customers Our Brands

High pressure CNG lines CNG cylinder valve Filling valve & external CNG filling valve CNG & LPG reducer Fuel injection rail CNG & LPG filter Electronic controls Automotive Segment Examples of Westport Fuel Systems Content in Vehicles

More than 50M LPG and CNG vehicles globally, ~4% of total1 Many countries have penetration rates in excess of 10% Each region has its own characteristics: fuel price differential, government policies and fueling infrastructure Market consolidation in recent years; OEMs demanding more technologically advanced products (direct injection, etc.) Westport Fuel Systems has taken and will continue to take extensive efforts to improve its operating efficiency Expected 2017 segment revenues of $200-$230M Target AEBITDA margins of 7-10% in 2018 and beyond Automotive Segment Market Dynamics and Outlook Source: NGV Global, World LPG Association, Wards Global Sales Reach Automotive Revenue

CUMMINS WESTPORT joint venture

CUMMINS WESTPORT Joint Venture Global Leader in Spark Ignited Natural Gas Engines 50% Joint Venture with Cummins Inc. formed in 2001; ends in 2021 Develops and sells 5.9-12.0 litre spark-ignited natural gas engines for trucks and buses Over 70,000 Cummins Westport engines on the road worldwide ~ 30% of new transit buses and ~50% of new refuse trucks in North America are built with Cummins Westport engines Westport received $33.9 million in cash dividends from Cummins Westport from 2014 to 2016

“Move to Zero” emissions strategy All engines at low or ultra-low NOx, 50% to 90% below current standards Able to run on renewable natural gas (RNG) EPA/ARB Ultra Low emissions and On-Board Diagnostics (OBD) certification Lowest emission medium- and heavy-duty engines in North America Equivalent emissions comparable to battery electric vehicles when used with RNG ISX12N will be the only zero emissions (“electric equivalent”) heavy duty truck offering in the world – likely for several years Recently Announced Cummins Westport lineup 2018 Dedicated Natural Gas Engines

“Move to Zero” emissions strategy offers performance and reliability at an ultra-low emissions level, available TODAY Strength in bus and refuse markets: continued positive owner-operator feedback Higher spending in recent years to develop 6.7 litre engine, ultra-low NOx technology, and to meet federal OBD regulation No new R&D programs are expected following new engine launch in 2018, significantly reducing spending Westport to appoint CWI’s next CEO per the JV agreement CUMMINS WESTPORT Outlook

Corporate and technology

Proprietary technologies and vast intellectual property portfolio Advanced Engineering HPDI (High Pressure Direct Injection engine technology) HESI (High Efficiency Spark Ignited engine technology) Cryogenics (Fuel Storage and delivery solutions) Corporate and technology Delivering Products for Tomorrow

Corporate and technology Fully Integrated Westport™ HPDI 2.0 Truck Solution HPDI 1.0 Launched HPDI 2.0 Launch 2010 2011 2012 2013 2014 2015 2016 2017 HPDI 1.0 Production Ended HPDI 1.0 HPDI 2.0 Based on Cummins ISX15 Fuel system installed by Westport Sold and warranted by Westport 1,300 trucks put in service in North America and Australia between 2007 and 2013 Based on OEM engine Built, sold and warranted by OEM Improved components Reduced costs OEM validation Asset-light business model

WESTPORT HPDI 2.0 TRUCK SOLUTION Gas Conditioning Module (GCM) HPDI Control Software Tank Selection Control Manifold Gas Temperature Sensor LNG Tank Module On Engine On Chassis On LNG Tank OEM Engine Integrated Gas Module LNG Pump Control Manifold Fuel Level Signal CANditioner Cryogenic High Pressure Pump High Pressure Direct Injector

Begin shipping HPDI 2.0 commercial components to OEM launch partner in second half of 2017 Westport Fuel Systems will be a Tier 1 supplier with a fully integrated solution Europe initial target market due to higher diesel prices and demand for GHG reduction Active discussions with multiple OEMs New programs expected to be funded by 3rd parties and will build on existing HPDI 2.0 technology 15-50 month payback periods expected in some markets4 R&D and Capex spend expected to decline dramatically in 2018 following product launch Westport™ HPDI 2.0 Commercialization Significant Milestone for the Company Source: Volvo AB annual report Source: ENGIE - Blue Corridors report Source: www.globalpetroprices as of July 5, 2017 See payback calculations on pages 31-32 in appendix Diesel Fuel Prices / litre by Country3 € / litre (diesel), € / kg (gas)

Financial Overview

Successful Company-wide restructuring efforts following June 2016 merger and new CEO appointment in July 2016 Sold Industrials business for $87.5 million cash Achieved $30 million of run-rate, merger cost savings one year early Consolidating Automotive footprint across Europe, North America, South America and Asia Improving inventory turnover and other working capital metrics by aligning global supply chain operations Refocused R&D efforts – continue to right-size staff levels across the Company Refinanced revolving debt in Italy in March 2017 Additional plans to further consolidate factories, improve manufacturing efficiency and reduce indirect spending Further opportunity for product range rationalization Achieving critical objectives to improve financial position

Financial update 2Q 2017E Revenue: $57-59M Cash: ~$87.0M 1Q 2017A Revenue: $60.0M Gross Margin: 29.2% AEBITDA: ($4.1M) Cash: $47.7M FY 2017E Automotive Segment Revenue: $200-230M Note: Figures from continuing operations Common Shares Outstanding at July 8, 2017: 111,176,445

Key Points Cash used in operations expected to decline going forward Commercial launch of HPDI 2.0 technology Decline in HPDI-related R&D expenses4 Continued realization of expense reductions Reduction of cash interest expense by ~$3.8M per year, assuming full repayment of the subordinated debenture notes Restructuring costs to end after 2018 AEBITDA positive expected in early 2018 Equity Financing and 2H 2017 Pro-Forma Cash Walk Beginning Cash $87.0 Equity Financing 18.0 Restructuring (14.0) Capital Expenditures (10.0) Debt Repayment (49.3) Cash used in Operations (13.0) Ending Cash $18.7 Includes subordinated debenture notes, senior revolving financing, capital lease obligations and minimum royalty payments to Cartesian; excludes other bank financing The Company expects to recover ~$8.1 million in holdbacks in the next 24 months from Asset Sales Expected cash restructuring charges of ~$13 million in 2H’17 and ~$9 million in 2018 Capex and R&D driven by HPDI spend, consistent with guidance and comments provided on the 1Q earnings call on May 11, 2017; expected Capex of ~$9 million in 2H’17 and <$10 million in 2018 and beyond Liquidity Position Pro Forma for Equity Raise and Expected 2H’17 Debt and Royalty Payments, Capex and Restructuring 1 ($ in millions USD) Pro Forma Cash Summary for 2H 2017 and 2018 Sources Uses Ending 2Q’17 Cash $87.0 Restructuring3 $22.0 Equity Financing Net Proceeds 23.0 Debt & Royalty Payments1 48.6 Additional Non-Equity Proceeds 20.0 Capital Expenditures4 18.0 Cash due from Asset Sales2 8.1 Total $138.1 Total $88.6 Expected cash of ~$50M plus JV-related dividends to fund operations going forward Pro Forma Cash Walk for 2Q 2017

Subordinated Debentures of CAD$55 million (USD$42 million1) due on September 15, 2017 Senior revolving was refinanced in March 2017 for five years at similar terms Convertible debt with Cartesian Capital has a conversion price of USD$2.17 Other bank financing is a 0.3M € mortgage loan repayment which will be repaid this year. The rest relates to a line of credit in Italy and revolver for a subsidiary that is drawn upon and repaid regularly throughout the year Projected as of June 30, 2017 Subordinated Debenture Notes Senior Revolving Financing Convertible Debt Other Bank Financing Capital Lease Obligations Total Remainder of 2017 $42,3531 $750 — $5,476 $345 $48,924 2018 — 1,714 — 262 189 2,165 2019 — 1,822 — 274 58 2,154 2020 — 1,929 — 285 47 2,261 2021 and thereafter — 4,501 17,298 2,366 19 24,184 $42,353 $10,716 $17,298 $8,663 $658 $79,688 ($ in thousands USD) DEBT REPAYMENT SCHEDULE Exchange rate as of June 30, 2017 DEBT Summary

This presentation contains forward-looking statements, including statements regarding the result, timing and financial metrics associated with Westport Fuel Systems' operating business units and consolidated business, revenue and cash usage expectations, Target adjusted EBITDA margins, timing and amounts relating to adjusted EBITDA, the effect of the reorganization and restructuring of our business and opportunities for further consolidation and rationalization, continued research and development investment, future of our development programs, timing for launch, delivery and completion of milestones related to the products referenced herein (including HPDI) and the sale of such products to new OEMs, the continued integration of Westport’s and Fuel Systems’ businesses, future sales of assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash, capex and capital requirements and future levels, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, ability to recover holdbacks, expected amount of cash restructuring charges, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as the combined company’s management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, revenues attributable to HPDI, timing for and results of launch of HPDI, operating results, ability to refinance existing debt, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport’s most recent Annual Report on Form 40-F for the year ended December 31, 2016, and other filings made by the companies with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this presentation are not incorporated by reference herein. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This presentation contains certain financial outlook information and related financial projections for Westport Fuel Systems based on a number of assumptions. Such financial outlook information is provided solely to allow readers to better model potential opportunities available to Westport Fuel Systems and estimate financial performance of various business segments and may not be appropriate for any other purpose and should not be relied upon. In this presentation, we present Adjusted EBITDA, which was derived on the basis of methodologies other than in accordance with U.S. generally accepted accounting principles. We use Adjusted EBITDA in a number of ways to assess our consolidated operating performance and believe this information is helpful to investors in identifying trends in our operating performance. However, Adjusted EBITDA should be considered supplementary information and should not be used as a substitute for GAAP measures of operating performance and cash flow. See the Company's Financial Report to Shareholders for the period ended March 31, 2017. Cautionary Note Forward Looking Statements

Appendix

ALTERNATIVE FUEL CAPABILITIES

Broad Range of Fuels that Deliver Emission Reductions

LPG

Liquefied Petroleum Gas / Propane / Autogas/ BioLPG

- Components and complete systems
- Breadth of applications Automotive - vapor and liquid LPG
- Monofuel, bi-fuel, dual fuel solutions

CNG

Compressed Natural Gas

- Components and complete systems
- Breadth of applications
- Monofuel, bi-fuel, dual fuel solutions

LNG

Liquefied Natural Gas

- Complete systems
- Unique cryogenic expertise
- Weight advantage over CNG
- Breadth of applications
- Fuel storage solutions

RNG

Renewable Natural Gas (Biomethane)

- 100% substitute for fossil based CNG & LNG
- Breadth of applications (also HPDI 2.0 solution is compatible with RNG)
- Fuel storage solutions

H2

Hydrogen

- High pressure components available
- Automotive applications
- Hydrogen/CNG blends or pure hydrogen

Westport Fuel Systems

PAGE 28

Long history of deep technology innovation and engineering capabilities Strong intellectual property position Existing and applied for patents covering CNG, LNG, and LPG components and systems worldwide Significant investment in research and development for gaseous fuelled transportation applications Market Leader Leading Premier Technology Position As of April 7, 2016 and based on the patent search results of publicly available data within the International Patent Classification F02, meeting the search term criteria: one of ("engine" or "combustion" or "injector" or "injection valve") and ("natural gas" or "methane" or "gaseous fuel") and in the claims, not ("fuel cell" or "turbine"). This chart includes issued or granted patents from: Argentina, Australia, Austria, Belgium, Brazil, Bulgaria, Canada, China, Czech Republic, Denmark, Eurasian Patent Organization Grants, European Patent Office Grants, Finland, France, Georgia, Germany, Greece, Hong Kong, Hungary, India, Ireland, Italy, Japan, Latvia, Lithuania, Malaysia, Mexico, Moldova, Monaco, Morocco, Netherlands, Norway, OAPI grants, Philippines, Poland, Portugal, Romania, Russian Federation, Serbia, Singapore, Slovakia, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Tajikistan, Turkey, UK, Ukraine, USA, USSR, Yugoslavia, and pending published patent applications from: Canada, China, the European Patent Office, USA, and the World Intellectual Property Office. On-engine system Off-engine system Full system integration Components

Westport High pressure direct injection HPDI 2.0 has 20% lower tank-to-wheel GHG emissions than an equivalent diesel engine and can run on 100% renewable fuels. Revolutionary new alternative fuel technology for heavy duty truck segment; 90-95% natural gas and 5% to 10% diesel fuel Current natural gas truck engines use spark ignition to initiate combustion, which is less efficient and powerful than the equivalent diesel engine. More energy (heat) goes out the exhaust – 10% to 15% higher fuel consumption HPDI uses direct injection and compression ignition – same as a diesel engine Same horsepower, torque and fuel efficiency as the equivalent diesel engine No change to major engine components, powertrain, gearing, exhaust after-treatment system, cooling capacity or engine braking

Westport™ HPDI Payback analysis NOTE: ALL PRICES WILL BE SET BY THE OEM Source: Fuel price data from www.globalpetroprices.com and Westport Fuel Systems analysis In Various Countries FOR ILLUSTRATIVE PURPOSES ONLY

Westport™ HPDI Payback analysis In Various Countries NOTE: ALL PRICES WILL BE SET BY THE OEM Source: Fuel price data from www.globalpetroprices.com and Westport Fuel Systems analysis FOR ILLUSTRATIVE PURPOSES ONLY

Restructuring and efficiency actions taken since the merger are yielding improvements, with further actions to come Industrial business moved to Discontinued Operations in 1Q’17 financial performance 1Q 2017 Results As of March 31, 2017 1Q 2017 Product Revenue $56,329 Service & Other Revenue 3,694 Total Revenues $60,023 Cost of Product Revenue 42,512 Research & Development 12,081 General & Administrative 10,820 Depreciation & Amortization 2,371 Other 4,272 Loss from Operations ($12,033) Income from Equity Investments 1,768 Interest on LT Debt (3,226) Other 666 Net income from Continuing Operations ($12,825) ($ in thousands)

Executed January 11, 2016 and amended March 6, 2016 Three main tranches of investment in Westport by Cartesian: Payment to Westport of $17.5 million in exchange for certain contingent payment rights (CWI and HPDI / Volvo royalty amounts) Purchase of an economic interest in the Weichai Westport Inc. joint venture Purchase of a $17.5 million Westport unsecured convertible note with an annual interest rate of 9%, convertible at $2.17 per share and maturing on June 1, 2021 CARTESIAN OVERVIEW Investment Agreement & General Security Interests Original Minimum Repayment Expected Minimum Repayment 2017 $1,500 $12,000 2018 3,426 1,851 2019 6,164 4,589 2020 7,722 6,147 2021 9,054 7,479 2022 and thereafter 18,113 13,912 $45,979 $45,979 March 31, 2017 Balance, beginning of period $21,562 Issuance of additional debentures – Accretion expense 6,164 Balance, end of period 22,726 Current portion (8,851) Long-term portion $13,875

Industry experienced executive team Clear Alignment of Goals Ashoka Achuthan CFO 20+ years of Senior Finance roles with Siemens in Asia, Europe and North America Proven track record of financial management, investments and driving profitability Board member of Cummins Westport and Weichai Westport Andrea Alghisi COO, Automotive Group Previous COO of Fuel Systems Solutions Managing Partner of AlixPartners 20+ years of consulting experience leading performance improvement and growth strategy programs in the automotive and industrial goods industries with major OEMs and Tier 1 suppliers Thom Rippon CTO, EVP of Engineering Extensive tenure at General Motors in North America & Asia 40+ years of program management, powertrain and manufacturing experience in the automotive sector Member of Cummins Westport Board of Directors Jack Keaton EVP, Innovation Group Extensive experience at General Motors in various countries, functions and joint ventures around the globe 30+ years of product development, program management and operational experience in the automotive sector Jim Arthurs EVP, Electronics Chairman, Cummins Westport Inc. Senior positions with Westport since 2011 Past President of Cummins Westport Inc. Operations, sales and executive management positions with IBM, Weyerhaeuser, Loewen Group and Jim Pattison Group Current Chairman of the Board of Directors for Cummins Westport